    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 2000



                                                      REGISTRATION NO. 333-38546

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:
                        MUNICIPAL INVESTMENT TRUST FUND

                          INTERMEDIATE TERM SERIES 414

                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                           SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,    PAINEWEBBER INCORPORATED
        FENNER &              1285 AVENUE OF THE
   SMITH INCORPORATED              AMERICAS
  UNIT INVESTMENT TRUST       NEW YORK, NY 10019
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051

SALOMON SMITH BARNEY INC.  DEAN WITTER REYNOLDS INC.
      388 GREENWICH             TWO WORLD TRADE
   STREET--23RD FLOOR         CENTER--59TH FLOOR
   NEW YORK, NY 10013         NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                  ROBERT E. HOLLEY
                                                          1200 HARBOR BLVD.
                                                         WEEHAWKEN, NJ 07087

                                  COPIES TO:
    MICHAEL KOCHMANN        PIERRE DE SAINT PHALLE,      DOUGLAS LOWE, ESQ.
  388 GREENWICH STREET               ESQ.             DEAN WITTER REYNOLDS INC.
   NEW YORK, NY 10013        450 LEXINGTON AVENUE          TWO WORLD TRADE
                              NEW YORK, NY 10017         CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.


/X/ Check box if it is proposed that this registration statement will become effective upon filing on August 18, 2000, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             DEFINEDASSET FUNDS--REGISTERED TRADEMARK--

                             -------------------------------
                             ---------------------


                           MUNICIPAL INVESTMENT TRUST FUND
                           INTERMEDIATE TERM SERIES--414
                           (A UNIT INVESTMENT TRUST)
                           -  PORTFOLIO OF INTERMEDIATE-TERM MUNICIPAL BONDS
                           -  DESIGNED TO BE FREE OF REGULAR FEDERAL INCOME TAX
                           -  DISTRIBUTIONS TWICE A YEAR

SPONSORS:
MERRILL LYNCH,             -----------------------------------------------------
PIERCE, FENNER & SMITH     The Securities and Exchange Commission has not
INCORPORATED               approved or disapproved these Securities or passed
SALOMON SMITH BARNEY INC.  upon the adequacy of this prospectus. Any
PAINEWEBBER INCORPORATED   representation to the contrary is a criminal offense.
DEAN WITTER REYNOLDS INC.  Prospectus dated August 18, 2000.

--------------------------------------------------------------------------------

Defined Asset Funds--Registered Trademark--
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Preselected Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, tolerance for risk or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                       PAGE
                                        --
Risk/Return Summary and Portfolio....    3
What You Can Expect From Your
  Investment.........................    7
  Income Twice A Year................    7
  Return Figures.....................    7
  Records and Reports................    7
The Risks You Face...................    8
  Interest Rate Risk.................    8
  Call Risk..........................    8
  Reduced Diversification Risk.......    8
  Liquidity Risk.....................    8
  Bond Quality Risk..................    8
  Insurance Related Risk.............    8
  Concentration Risk.................    9
  Litigation and Legislation Risks...    9
Selling or Exchanging Units..........    9
  Sponsors' Secondary Market.........    9
  Selling Units to the Trustee.......    9
  Exchange Option....................   10
How The Fund Works...................   10
  Pricing............................   10
  Evaluations........................   11
  Income.............................   11
  Expenses...........................   11
  Portfolio Changes..................   12
  Fund Termination...................   12
  Certificates.......................   13
  Trust Indenture....................   13
  Legal Opinion......................   14
  Auditors...........................   14
  Sponsors...........................   14
  Trustee............................   14
  Underwriters' and Sponsors'
    Profits..........................   14
  Public Distribution................   15
  Code of Ethics.....................   15
  Year 2000 Issues...................   15
  Advertising and Sales Material.....   15
Taxes................................   15
Supplemental Information.............   17
Financial Statements.................   18
  Report of Independent Accountants..   18
  Statement of Condition.............   18

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY


 1.  WHAT IS THE FUND'S OBJECTIVE?
     The Fund seeks interest income that is
     exempt from regular federal income taxes by investing in a fixed portfolio consisting primarily of 7 to 13 year municipal revenue bonds with an estimated average life of ten years.

 2.  WHAT ARE MUNICIPAL REVENUE BONDS?
     Municipal revenue bonds are bonds issued by states, municipalities and public authorities to finance the cost of buying, building or improving various projects intended to generate revenue, such as airports, health care facilities, housing and municipal electric, water and sewer utilities. Generally, payments on these bonds depend solely on the revenues generated by the projects, excise taxes or state appropriations, and are not backed by the government's taxing power.

 3.  WHAT IS THE FUND'S INVESTMENT STRATEGY?

  -  The Fund plans to hold to maturity 10
     intermediate-term tax-exempt municipal
     bonds with an aggregate face amount of
     $6,000,000, and some short-term bonds
     reserved to pay the deferred sales
     charge. The Fund is a unit investment
     trust which means that, unlike a mutual
     fund, the Fund's portfolio is not
     managed.
  -  The bonds are rated A or better by
     Standard & Poor's, Moody's or Fitch or in the opinion of the agent for the Sponsors have similar credit quality to other bonds in the Portfolio.
  - 21% of the bonds are insured by AAA-rated insurance companies and 10% are insured by AA-rated insurance companies.
     Insurance and Letter of Credit guarantees timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).
  -  12% of the bonds are backed by bank
     letters of credit.

     The Portfolio consists of municipal bonds of the following types:



  -  Airports/Ports/Highways             10%
  -  Financial Institutions                11%
  -  General Obligation                  21%
  -  Hospitals/Health Care               11%
  -  Housing                             16%
  -  Industrial Development Revenue    31%



 4.  WHAT ARE THE SIGNIFICANT RISKS?

     YOU CAN LOSE MONEY BY INVESTING IN THE
     FUND. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:
  -  Rising interest rates, an issuer's
     worsening financial condition or a drop
     in bond ratings can reduce the price of
     your units.
  -  Because this fund is concentrated in
     industrial development revenue bonds,
     adverse developments in this economic
     sector may affect the value of your
     units. These risks are discussed later in this prospectus under Concentration Risk.
  -  Assuming no changes in interest rates,
     when you sell your units, they will
     generally be worth less than your cost
     because your cost included a sales fee.
  -  The Fund will receive early returns of
     principal if bonds are called or sold
     before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.


 5.  IS THIS FUND APPROPRIATE FOR YOU?

     Yes, if you want regular income free from regular federal income tax. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in bonds of several different issuers.
     The Fund is NOT appropriate for you if
     you want a speculative investment that
     changes to take advantage of market
     movements, if you do not want a
     tax-advantaged investment, if you are
     subject to AMT or if you cannot tolerate any risk.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------


Intermediate Term Series--414



                                                                                  RATING
                                                                                OF ISSUES           COST
PORTFOLIO TITLE                                  COUPON      MATURITY (1)          (2)          TO FUND (3)
--------------------------------------------------------------------------------------------------------------

AIRPORT/PORT/HIGHWAY (10%):
 1. $600,000 Charter County of Wayne, MI,      5.25%       12/1/13            AAA              $    594,294.00
    Arpt. Rev. Bonds (Detroit Metro. Wayne
    Cnty. Arpt.), Ser. 1998 A (MBIA Ins.)(5)

FINANCIAL INSTITUTIONS (11%):

 2. $25,000 Crisp Cnty.-Cordele Indl. Dev.     4.35        4/1/01             A++                    25,052.25
    Auth., GA, Rev. Bonds (Cavalier
    Industries, Inc., Proj.) (First
    Commercial Bank-Letter of Credit)(4)(5)

 3. $30,000 City of Oconomowoc, WI, Indl.      4.60        9/15/01            A++                    30,186.90
    Dev. Rev. Bonds (CL & D Graphics, Inc.
    Proj.), Ser. 1999 (M&I Marshall Ilsley
    Bank - Letter of Credit)(4)(5)

 4. $600,000 South Dakota Education Loans      4.95        6/1/10             Aaa(m)                588,558.00
    Inc., Stud. Loan Asset-Backed Callable
    Notes, Ser. 1998 1F (5)

GENERAL OBLIGATION (21%):

 5. $595,000 City of Broomfield, CO,           5.25        12/15/13           AA                    592,132.10
    Interlocken Consol. Metro. Dist., G. O.
    Rfdg. Bonds, Ser. 1999 A (Asset Guaranty
    Ins.)

 6. $45,000 City of Buffalo, NY, Rfdg. Serial  4.75        12/1/02            AAA                    45,630.00
    Bonds, Ser. 1998 C (Financial Guaranty
    Ins.)(4)

 7. $650,000 County of Genesee, MI, Sewage     4.00        5/01/12-13         AAA                   578,244.50
    Disp. Sys., Full Faith and Credit Rev.
    Bonds (Interceptors and Treatment Fac.),
    Ser. 2000 (Financial Guaranty Ins.)


----------------------------
(1) Some bonds may be subject to call provisions under extraordinary circumstances.

(2) All ratings are by Standard & Poor's Ratings Group unless followed by "(m)", which indicates a Moody's Investors Service rating "+" indicates a rating of the bank issuing the letter of credit. Ratings A through AAA indicate good to highest quality bonds with a strong to very strong capacity to pay interest and repay principal.


                ------------------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------


Intermediate Term Series--414 (Continued)



                                                                                 RATING
                                                                               OF ISSUES           COST
PORTFOLIO TITLE                                 COUPON      MATURITY (1)          (2)          TO FUND (3)
-------------------------------------------------------------------------------------------------------------

HOSPITALS/HEALTH CARE (11%):

 8. $650,000 County of Richland, OH, Hosp.     5.50%      11/15/12           A-               $    630,240.00
    Fac. Rev. Rfdg. Bonds (MedCentral Hlth.
    Sys. Obligated Grp.), Ser. 2000 A

HOUSING (16%):

 9. $625,000 North Dakota Hsg. Fin. Agy.,      5.25-      7/1/08-13          Aa3(m)                625,000.00
    Hsg. Fin. Prog. Bonds (Home Mtge. Fin.     5.65
    Prog.), Ser. 2000 C (5)

10. $380,000 West Virginia Hsg. Dev. Fund,     4.875      11/1/12            AAA                   359,054.40
    Hsg. Fin. Bonds, Ser. 1999 B (5)

INDUSTRIAL DEVELOPMENT REVENUE (31%)

11. $600,000 The Delaware Econ. Dev. Auth.,    5.65       7/1/10             A-                    606,738.00
    Poll. Ctl. Rfdg. Rev. Bonds (Delmarva
    Pwr. and Light Co. Proj.), Ser. 2000 D
    (5)

12. $600,000 County of Franklin, OH, Dev.      5.50       10/1/12            A                     606,924.00
    Rev. Bonds (American Chemical Society
    Proj.), Ser. 1999
13. $700,000 County of Wood, OH, Indl. Dev.    7.125      6/1/10             AA+                   741,622.00
    Rev. Bonds (Schutz Container Sys., Inc.
    Proj.), Ser. 1990 B (Bayerische Hypo
    Verenis Bank-Letter of Credit)(5)(6)
                                                                                              ---------------
                                                                                              $  6,023,676.15
                                                                                              ===============


----------------------------

(3) Approximately 33% of the bonds were deposited at a premium, 10% at par and 57% at a discount from par. Sponsors' profit on deposit was $49,186.70.

(4) The interest and principal on these bond will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.
(5)  These bonds are subject to Alternative Minimum Tax.

(6) The stated maturity date of the bond Number 13 is June 1, 2013, however, the Trustee is required to cause it to be repurchased or redeemed at par on the date shown unless the Trustee is able to sell at a higher price before it is required to be repurchased or redeemed.


                ------------------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY (CONTINUED)

     DEFINING YOUR INCOME
     AND ESTIMATING YOUR RETURN


     WHAT YOU MAY EXPECT
     First payment per 1,000 units (3/25/01)         $29.29
     Regular Semi-Annual Income per 1,000 units
     (each March and September beginning 9/25/01):   $26.10
     Annual Income per 1,000 units:                  $52.21
     RECORD DAY: 10th day of each March and
     September

     THESE FIGURES ARE ESTIMATES ON THE BUSINESS DAY BEFORE
     THE INITIAL DATE OF DEPOSIT; ACTUAL PAYMENTS MAY VARY.



     Estimated Current Return                           5.14%
     Estimated Long Term Return                         5.08%

     THESE RETURNS WILL VARY (SEE PAGE 7)


 6.  WHAT ARE THE FUND'S FEES AND EXPENSES?

     This table shows the costs and expenses
     you may pay, directly or indirectly, when you invest in the Fund.

     INVESTOR FEES

                                              2.75%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)

     You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $17.50 per 1,000 units over a two-year period ($2.19 per 1,000 units quarterly in the first six quarters and $2.18 per 1,000 units quarterly in the next two quarters). Employees of some of the Sponsors and their affiliates may be charged a reduced sales fee of no less than $5.00 per 1,000 Units.

     The maximum sales fee is reduced if you invest at least $100,000, as follows:

                               YOUR MAXIMUM
                                SALES FEE
          IF YOU INVEST:         WILL BE:
          --------------       ------------
     Less than $100,000            2.75%
     $100,000 to $249,999          2.50%
     $250,000 to $499,999          2.25%
     $500,000 to $999,999          2.00%
     $1,000,000 and over           1.75%

     Maximum Exchange Fee          1.75%

     ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                      AS A % OF        AMOUNT
                                       $1,000        PER 1,000
                                      INVESTED         UNITS
                                      ---------      ---------
                                       0.062 %         $0.62
     Trustee's Fee
                                       0.045 %         $0.46
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
     (including updating
     expenses)
                                       0.022 %         $0.22
     Evaluator's Fee
                                       0.046 %         $0.46
     Other Operating Expenses
                                      -------          -----
                                       0.175 %         $1.76
     TOTAL



                                                       AMOUNT
                                                     PER 1,000
                                                       UNITS
                                                     ---------
                                                       $2.00
     ORGANIZATIONAL COSTS (deducted from
     Fund assets at the close of the
     initial offering period)


     The Sponsor historically paid organization costs and updating expenses.

     EXAMPLE
     This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.
     The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


     1 Year  3 Years  5 Years  10 Years
      $313    $351     $393      $516



     You will pay the following expenses if you do not sell your units:



     1 Year  3 Years  5 Years  10 Years
      $225    $351     $393      $516



 7.  HOW HAVE SIMILAR FUNDS PERFORMED IN THE PAST?

     IN THE FOLLOWING CHART WE SHOW PAST PERFORMANCE
     OF PRIOR INTERMEDIATE SERIES, WHICH HAD THE SAME
     INVESTMENT OBJECTIVES, STRATEGIES AND TYPES OF
     BONDS AS THIS FUND. These prior Intermediate
     Series were offered after 1987 and were
     outstanding on June 30, 2000. OF COURSE, PAST
     PERFORMANCE OF PRIOR SERIES IS NO GUARANTEE OF
     FUTURE RESULTS OF THIS FUND.

     AVERAGE ANNUAL COMPOUND TOTAL RETURNS
     FOR PRIOR SERIES
     REFLECTING ALL EXPENSES. FOR PERIODS ENDED
     6/30/00.


 -------------------------------------------------------------------


 High                    6.38%     5.05%     5.75%     6.73%     5.97%     6.26%
 Average                  1.72      4.35      5.55      3.69      5.16      6.04
 Low                     -2.78      2.65      5.26      0.07      3.29      5.75


 -----------------------------------------------------------


 Average
 Sales fee               1.96%     4.00%     4.87%


 ---------------------------------------------------------

NOTE: ALL RETURNS REPRESENT CHANGES IN UNIT PRICE WITH DISTRIBUTIONS REINVESTED INTO THE MUNICIPAL FUND INVESTMENT ACCUMULATION PROGRAM.

 8.  IS THE FUND MANAGED?
     Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.

 9.  HOW DO I BUY UNITS?

     You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

     The minimum investment is $250.

     UNIT PRICE PER 1,000 UNITS          $1,015.92
     (as of August 17, 2000)

     Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the estimated organization costs shown on the previous page, to which no sales fee has been applied. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the bonds in the Fund.

     UNIT PAR VALUE                          $1.00
     Unit par value means the total amount of money you
     should generally receive on each unit by the
     termination of the Fund (other than interest and
     premium on the bonds). This total amount assumes that
     all bonds in the Fund are either paid at maturity or
     called by the issuer at par or are sold by the Fund
     at par. If you sell your units before the Fund
     terminates, you may receive more or less than the
     unit par value.

10.  HOW DO I SELL UNITS?
     You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.
11.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     The Fund pays income twice a year. In the opinion of bond counsel when each bond was issued, interest on the bonds in this Fund is generally 100% exempt from regular federal income tax.
     You will also receive principal payments if bonds are sold or called or mature, when the cash available is more than $10.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.

12.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You will receive your income in cash unless you choose to compound your income by reinvesting at no sales fee in the Municipal Fund Investment
     Accumulation Program, Inc. This program is an open-end mutual fund with a comparable investment objective. Income from this program will generally be subject to state and local income taxes. FOR MORE
     COMPLETE INFORMATION ABOUT THE PROGRAM, INCLUDING
     CHARGES AND FEES, ASK THE TRUSTEE FOR THE PROGRAM'S
     PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST. THE
     TRUSTEE MUST RECEIVE YOUR WRITTEN ELECTION TO
     REINVEST AT LEAST 10 DAYS BEFORE THE RECORD DAY OF AN
     INCOME PAYMENT.

     EXCHANGE PRIVILEGES
     You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.

--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS

                                      EFFECTIVE
TAXABLE INCOME 2000*                  % TAX                                  TAX-FREE YIELD OF
  SINGLE RETURN      JOINT RETURN     BRACKET      3%        3.5%        4%        4.5%        5%        5.5%        6%
                                                                    IS EQUIVALENT TO A TAXABLE YIELD OF
---------------------------------------------------------------------------------------------------------------------------
$      0- 26,250   $      0- 43,850    15.00       3.53       4.12       4.71       5.29       5.88       6.47       7.06
---------------------------------------------------------------------------------------------------------------------------
$ 26,251- 63,550   $ 43,851-105,950    28.00       4.17       4.86       5.56       6.25       6.94       7.64       8.33
---------------------------------------------------------------------------------------------------------------------------
$ 63,551-132,600   $105,951-161,450    31.00       4.35       5.07       5.80       6.52       7.25       7.97       8.70
---------------------------------------------------------------------------------------------------------------------------
$132,601-288,350   $161,451-288,350    36.00       4.69       5.47       6.25       7.03       7.81       8.59       9.38
---------------------------------------------------------------------------------------------------------------------------
  OVER $288,350    OVER $288,350       39.60       4.97       5.79       6.62       7.45       8.28       9.11       9.93
---------------------------------------------------------------------------------------------------------------------------

TAXABLE INCOME 20
  SINGLE RETURN     6.5%
                      IS
                   EQUIVALENT
                     TO A
                   TAXABLE
                   YIELD OF
-----------------
$      0- 26,250     7.65
-----------------
$ 26,251- 63,550     9.03
-----------------
$ 63,551-132,600     9.42
                   --------
-----------------
$132,601-288,350    10.16
                   --------
-----------------
  OVER $288,350     10.76
                   --------
-----------------

To compare the yield of a taxable security with the yield of a federally tax-free security, find your taxable income and read across. The table incorporates 2000 federal income tax rates and assumes that all income would otherwise be taxed at a U.S. investor"s highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase-out of exemptions, itemized deductions, the possible partial disallowance of deductions or state and local taxation. Consequently, investors are urged to consult their own tax advisers in this regard.

                MUNICIPAL BONDS AND THE ALTERNATIVE MINIMUM TAX

       INCOME+             MAXIMUM "PREFERENCE" INCOME
                              WITHOUT TRIGGERING AMT
                                  (APPROXIMATE)
                             (STATE INCOME TAX RATES)
SINGLE ++   JOINT ++        0%          7%         11%
----------------------------------------------------------
            $50,000      $20,000     $15,000     $13,000
----------------------------------------------------------
$30,000                  $19,000     $16,000     $14,000
----------------------------------------------------------
            $100,000     $24,000     $15,000     $11,000
----------------------------------------------------------
$55,000                  $21,000     $16,000     $13,000
----------------------------------------------------------
            $225,000     $30,000     $12,000     $ 3,000
----------------------------------------------------------
$205,000                 $30,000     $14,000     $ 6,000
----------------------------------------------------------

NOTES:
 + Regular taxable income plus state income taxes
   and personal exemptions.
 ++ Assuming no dependents.
Under federal tax law, interest income on certain municipal bonds, although exempt from regular income tax, is treated as a "preference" item for purposes of AMT. The table above shows amounts of such municipal bond "preference" interest income, assuming no other "preference" or similar items apply, that individual taxpayers could receive in 2000 without becoming subject to the AMT. The table gives information for single and joint returns of U.S. individuals having no dependents. The table provides three income levels and three hypothetical state income tax rates. The table further assumes that the stated amount of municipal bond "preference" interest income is subject to state income taxes.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME TWICE A YEAR

The Fund will pay you regular income twice a year. Your income may vary because of:
  - elimination of one or more bonds from the Fund's portfolio because of calls, redemptions or sales;
  - a change in the Fund's expenses; or
  - the failure by a bond's issuer to pay interest.

Changes in interest rates generally will not affect your income because the portfolio is fixed.

Along with your income, you will receive your share of any available bond principal.

RETURN FIGURES

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

ESTIMATED CURRENT RETURN equals the estimated annual cash to be received from the bonds in the Fund less estimated annual Fund expenses, divided by the Unit Price (including the maximum sales fee):

Estimated Annual         Estimated
Interest Income   -   Annual Expenses
-------------------------------------
             Unit Price

ESTIMATED LONG TERM RETURN is a measure of the estimated return over the estimated life of the Fund. Unlike Estimated Current Return, Estimated Long Term Return reflects maturities, discounts and premiums of the bonds in the Fund. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.

Yields on individual bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

RECORDS AND REPORTS

You will receive:
- a statement of income payments twice a year;
- a notice from the Trustee when new bonds are deposited in exchange or substitution for bonds originally deposited;
- an annual report on Fund activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF TAX-EXEMPT INTEREST RECEIVED DURING THE YEAR.

You may request:
- copies of bond evaluations to enable you to comply with federal and state tax reporting requirements; and
- audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

INTEREST RATE RISK

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, bonds with longer maturities will change in value more than bonds with shorter maturities. Bonds in the Fund are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Fund. Of course, we cannot predict how interest rates may change.

CALL RISK

Many bonds can be prepaid or "called" by the issuer before their stated maturity. For example, some bonds may be required to be called pursuant to mandatory sinking fund provisions.

Also, an issuer might call its bonds during periods of falling interest rates, if the issuer's bonds have a coupon higher than current market rates.

An issuer might call its bonds in extraordinary cases, including if:
  - it no longer needs the money for the original purpose;
  - the project is condemned or sold;
  - the project is destroyed and insurance proceeds are used to redeem the bonds;
  - any related credit support expires and is not replaced; or
  - interest on the bonds become taxable.

If the bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity. An early call at par of a premium bond will reduce your return.

REDUCED DIVERSIFICATION RISK

If many investors sell their units, the Fund will have to sell bonds. This could reduce the diversification of your investment and increase your share of Fund expenses.

LIQUIDITY RISK

The bonds will generally trade in the over-the-counter market. We cannot assure you that a liquid trading market will exist, especially since current law may restrict the Fund from selling bonds to any Sponsor. The value of the bonds, and of your investment, may be reduced if trading in bonds is limited or absent.

BOND QUALITY RISK

A reduction in a bond's rating may decrease its value and, indirectly, the value of your investment in the Fund.

INSURANCE RELATED RISK

Some bonds are backed by insurance companies (as shown under Defined Portfolio). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of the insurance companies is generally rated AAA by Standard & Poor's or another nationally recognized rating organization. The insurance company ratings are subject to change at any time at the discretion of the rating agencies.

CONCENTRATION RISK


Here is what you should know about the Fund's concentration in industrial development revenue bonds (IDRs). IDRs are issued to finance various privately operated projects such as pollution control and manufacturing facilities. Payment for these bonds depends on:


  - creditworthiness of the corporate operator of the project being financed;


  - economic factors relating to the particular industry; and,


  - in some cases, creditworthiness of an affiliated or third-party guarantor.


LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Fund.

Future tax legislation could affect the value of the portfolio by:
  - limiting real property taxes,
  - reducing tax rates,
  - imposing a flat or other form of tax, or
  - exempting investment income from tax.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the bonds, net accrued interest, cash and any other Fund assets;
  - SUBTRACTING accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors and any other Fund liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the portfolio.

As of the close of the initial offering period, the price you receive will be reduced to reflect estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining installments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge other than any remaining deferred sales charge. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained a secondary market continuously for over 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by sending the Trustee a letter (with any outstanding certificates if you hold Unit certificates). You must properly endorse your certificates (or execute a written transfer instrument with signatures guaranteed by an eligible institution). Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but it is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Fund does not have cash available to pay you for units you are selling, the agent for the Sponsors will select bonds to be sold. Bonds will be selected based on market and credit factors. These sales could be made at times when the bonds would not otherwise be sold and may result in your receiving less than the unit par value and also reduce the size and diversity of the Fund.

If you acquire 25% or more of the outstanding units of the Fund and you sell units with a value exceeding $250,000 the Trustee may choose to pay you "in kind" by distributing bonds and cash with a total value equal to the price of those units. The Trustee will try to distribute bonds in the portfolio pro rata, but it reserves the right to distribute only one or a few bonds. The Trustee will act as your agent in an in kind distribution and will either hold the bonds for your account or sell them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of bonds distributed in kind.

There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the bonds not reasonably practicable; and
  - for any other period permitted by SEC order.

EXCHANGE OPTION

You may exchange units of certain Defined Asset Funds for units of this Fund at a maximum exchange fee of 1.75%. You may exchange units of this Fund for units of certain other funds at a reduced sales fee if your investment goals change. To exchange units, you should talk to your financial professional about what funds are exchangeable, suitable and currently available.

Normally, an exchange is taxable and you must recognize any gain or loss on the exchange. However, the IRS may try to disallow a loss if the portfolios of the two funds are not materially different; you should consult your own tax adviser.

We may amend or terminate this exchange option at any time without notice.

HOW THE FUND WORKS

PRICING

The price of a unit includes interest accrued on the bonds, less expenses, from the initial date of deposit up to, but not including, the settlement date, which is usually three business days after the purchase date of the unit.

Bonds also carry accrued but unpaid interest up to the initial date of deposit. To avoid having you pay this additional accrued interest (which earns no return) when you buy, the Trustee advances this amount to the Sponsors. The Trustee recovers this advance from interest received on the bonds.

In addition, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Fund including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

No sales fee is applied to these organization costs.

EVALUATIONS

An independent Evaluator values the bonds on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Bond values are based on current bid or offer prices for the bonds or comparable bonds. In the past, the difference between bid and offer prices of publicly offered tax-exempt bonds has ranged from 0.5% of face amount on actively traded issues to 3.5% on inactively traded issues; the difference has averaged between 1 and 2%.

INCOME

Interest on any bonds purchased on a when-issued basis or for a delayed delivery does not begin to accrue until the bonds are delivered to the Fund. The Trustee may reduce its fee to provide you with tax-exempt income for this non-accrual period.

If a bond is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the bond as failed.

The Trustee credits interest to an Income Account and other receipts to a Capital Account. The Trustee may establish a Reserve Account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - to reimburse the Trustee for the Fund's operating expenses;
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Fund and other legal fees and expenses;
  - expenses for keeping the Fund's registration statement current; and
  - Fund termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 55 CENTS per $1,000 face amount annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Fund's registration statement yearly are also now chargeable to the Fund. While this fee may exceed the amount of these costs and expenses attributable to this Fund, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

Quarterly deferred sales charges you owe are paid with interest and principal from certain bonds. If these amounts are not enough, the rest will be paid out of distributions to you from the Fund's Capital and Income Accounts.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell bonds if cash is not available.

PORTFOLIO CHANGES

The Sponsors and Trustee are not liable for any default or defect in a bond; if a contract to buy any bond fails in the first 90 days of the Fund, we generally will deposit a replacement tax-exempt bond with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep bonds in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a bond in certain cases if we believe that certain adverse credit conditions exist or if a bond becomes taxable.

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of bonds that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:
  - diversity of the portfolio;
  - size of the Fund relative to its original size;
  - ratio of Fund expenses to income;
  - current and long-term returns;
  - degree to which units may be selling at a premium over par; and
  - cost of maintaining a current prospectus.

FUND TERMINATION

The Fund will terminate following the stated maturity or sale of the last bond in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units or if total assets of the Fund have fallen below 40% of the face amount of bonds deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.

When the Fund is about to terminate you will receive a notice, and you will be unable to sell your units after that time. On or shortly before termination, we will sell any remaining bonds, and you will receive your final distribution. Any bond that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling bonds. This may reduce the amount you receive as your final distribution.

CERTIFICATES

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

TRUST INDENTURE

The Fund is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties and the Sponsors determine that its replacement is in your best interest; or
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Fund; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors and their underwriting percentages are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051                                                  64.16%


SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013                                                        16.67%


DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048                                                         6.67%
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019                                                        12.50%

                                                                         100.00%

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Bank of New York, Unit Investment Trust Department, Box 974--Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the bonds shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on bonds in the Fund which were acquired from underwriting syndicates of which it was a member. None of the bonds in the portfolio were purchased from any of the Sponsors (as sole underwriter, managing underwriter or member of an underwriting syndicate).

During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc. This period is 30 days or less if all units are sold. The Sponsors may extend the initial period up to 120 days.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

In the initial offering period, the concession to dealers will be $17 per 1,000 units. We may change the concession at any time. Dealers may resell units to other dealers with a concession not in excess of the original concession to dealers.

CODE OF ETHICS

The Fund and the Agent for the Sponsors have each adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Fund securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Fund and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this Prospectus.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in the Portfolio. We cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES MATERIAL

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

At the date of issue of each bond, counsel for the issuer delivered an opinion to the effect that interest on the bond is exempt from regular federal income tax. However, interest may be subject to state and local taxes and may be taken into account in determining your preference items for alternative minumum tax purposes. Neither we nor our counsel have reviewed the issuance of the bonds, related proceedings or the basis for the opinions of counsel for the issuers. We cannot assure you that the issuers (or other users of bond proceeds) have complied or will comply with any requirements necessary for a bond to be tax-exempt. If any of the bonds were determined not to be tax-exempt, you could be required to pay income tax for current and prior years, and if the Fund were to sell the bond, it might have to sell it at a substantial discount.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each bond in the Fund.

GAIN OR LOSS UPON DISPOSITION


When all or part of your share of a bond is disposed of (for example, when the Fund sells, exchanges or redeems a bond or when you sell or exchange your units), you will generally recognize capital gain or loss. Your gain, however, will generally be ordinary income to the extent of any accrued "market discount". Generally you will have market discount to the extent that your basis in a bond when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount bond, less than the issue price increased by original issue discount that has accrued on the bond before your purchase). You should consult your tax adviser in this regard.



If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment on each bond for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.


YOUR BASIS IN THE BONDS

Your aggregate basis in the bonds will be equal to the cost of your units, including any sales charges and the organizational expenses you pay, adjusted to reflect any accruals of "original issue discount," "acquisition premium" and "bond premium". You should consult your tax adviser in this regard.

EXPENSES

If you are not a corporate investor, you will not be entitled to a deduction for your share of fees and expenses of the Fund. Also, if you borrowed money in order to purchase or carry your units, you will not be able to deduct the interest on this borrowing for federal income tax purposes. The IRS may treat your purchase of units as made with borrowed money even if the money is not directly traceable to the purchase of units.

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation. If you are a New York taxpayer, your income from the Fund will not be tax-exempt in New York except to the extent that the income is earned on bonds that are tax-exempt for New York purposes. Depending on where you live, your income from the Fund may be subject to state and local taxation. You should consult your tax adviser in this regard.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the types of bonds that may be in the Fund's portfolio, general risk disclosure concerning any insurance securing certain bonds, and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Intermediate Term Series 414, Defined Asset Funds (the "Fund"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Fund as of August 18, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of August 18, 2000 in accordance with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
NEW YORK, NY
AUGUST 18, 2000


                  STATEMENT OF CONDITION AS OF AUGUST 18, 2000


TRUST PROPERTY


Investments--Bonds and Contracts to purchase Bonds(1)      $       6,023,676.15
Cash                                                                  12,000.00
Accrued interest to Initial Date of Deposit on underlying
  Bonds                                                               62,169.62
                                                           --------------------
        Total                                              $       6,097,845.77
                                                           ====================
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by Trustee for accrued interest (2)   $          62,169.62
          Reimbursement of Sponsors for organization
expenses (3)                                                          12,000.00
                                                           --------------------
          Subtotal                                                    74,169.62
                                                           --------------------
Interest of Holders of 6,000,000 Units of fractional
  undivided interest outstanding:
          Cost to investors (3)(4)(5)                              6,095,496.15
          Organization expenses (3) and gross
underwriting commissions(4)                                          (71,820.00)
                                                           --------------------
          Subtotal                                                 6,023,676.15
                                                           --------------------
        Total                                              $       6,097,845.77
                                                           ====================


------------


        (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $4,672,696.94 and deposited with the Trustee. The amount of the letter of credit includes $4,624,764.45 for the purchase of $4,750,000 face amount of the bonds, plus $47,932.49 for accrued interest.

        (2) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
        (3) A portion of the Unit Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Fund. These costs have been estimated at $2.00 per 1,000 Units. A distribution will be made at the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.
        (4) Assumes the maximum up-front sales fee per 1,000 units of 1.00% of the Unit Price. A deferred sales fee of $17.50 per 1,000 Units is payable over a two-year period ($2.19 per 1,000 Units quarterly in the first six quarters and $2.18 per 1,000 units quarterly in the next two quarters). Distributions will be made to an account maintained by the Trustee from which the deferred sales fee obligation of the investors will be satisfied. If units are redeemed prior to the final deferred sales charge deduction, the remaining portion of the deferred sales fee applicable to such units will be transferred to the account on the redemption date.
        (5) Aggregate Unit Price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.

DEFINED ASSET FUNDS--REGISTERED TRADEMARK--


HAVE QUESTIONS ?                         MUNICIPAL INVESTMENT TRUST FUND
Request the most                         INTERMEDIATE TERM SERIES 414
recent free Information                  (A Unit Investment Trust)
Supplement that gives more               ---------------------------------------
details about the Fund,                  This Prospectus does not contain
by calling:                              complete information about the
The Bank of New York                     investment company filed with the
1-800-221-7771                           Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-38546) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-1777).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                 100430RR--08/00

                                    PART II

             Additional Information Not Included in the Prospectus

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Salomon Smith Barney Inc. ..................................         8-8177
          PaineWebber Incorporated....................................        8-16267
          Dean Witter Reynolds Inc. ..................................        8-14172

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Salomon Smith Barney Inc. ..................................       13-1912900
          PaineWebber Incorporated....................................       13-2638166
          Dean Witter Reynolds Inc. ..................................       94-0899825
          The Bank of New York, Trustee...............................       13-4941102

                                  UNDERTAKING

The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                         SERIES OF DEFINED ASSET FUNDS
          DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF
                                      1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
DEFINED ASSET FUNDS MUNICIPAL DEFINED FUND..................       333-58397

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:

       1.1   -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Municipal Defined Fund Series 2, 1933 Act
               File No. 333-61285).
             -- Form of Standard Terms and Conditions of Trust Effective October 21,
      1.1.1  1993 (incorporated by reference to Exhibit 1.1.1 to the Registration
               Statement of Municipal Investment Trust Fund, Multistate Series-48,
               1933 Act File No. 33-50247).
             -- Merrill Lynch Code of Ethics (incorporated by reference to Exhibit
      1.11.1 1.11.1 to the Post Effective Amendment No. 8 to the Registration
               Statement of Municipal Investment Trust Fund, Insured Series 186, 1933
               Act File No. 33-49159).
             -- Municipal Investment Trust Fund Code of Ethics (incorporated by
      1.11.2 reference to Exhibit 1.11.2 to the Post Effective Amendment No. 8 to the
               Registration Statement of Municipal Investment Trust Fund, Insured
               Series 186, 1933 Act File No. 33-49159).
             -- Form of Master Agreement Among Underwriters (incorporated by
      1.2    reference to Exhibit 1.2 to the Registration Statement of The Corporate
               Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933
               Act File No. 2-90925).
             --Form of Certificate of Beneficial Interest (included in Exhibit
      2.1    1.1.1).
             -- Opinion of counsel as to the legality of the securities being issued
      3.1    including their consent to the use of their name under the headings "How
               The Fund Works--Legal Opinion" in the Prospectus.
             --Consent of the Evaluator.
      4.1
             --Consent of independent accountants.
      5.1
             -- Information Supplement (incorporated by reference to Exhibit 9.1 to
      9.1    the Registration Statement of Municipal Investment Trust Fund,
               Multistate Series--409, 1933 Act File No. 333-81777).

                              DEFINED ASSET FUNDS
                        MUNICIPAL INVESTMENT TRUST FUND

                                   SIGNATURES

    The registrant hereby identifies the series number of Defined Asset Funds listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 18TH DAY OF AUGUST, 2000.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     By JAY M. FIFE
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of        Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:          have been filed
                                                                under the 1933 Act
                                                                File Numbers:
                                                                333-63417 and
                                                                333-63033

     MICHAEL A. CARPENTER
     DERYCK C. MAUGHAN

     By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553, 333-89005 and
                                            333-39302



     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     DONALD G. KEMPF, JR.
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT
     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)